O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  SWOLOSKY@OLSHANLAW.COM
DIRECT DIAL:  212.451.2333

April 11, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Mellissa Campbell Duru, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisiitons
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telephone & Data Systems, Inc.
Preliminary Proxy Statement filed on Schedule 14A (the “Proxy Statement”)
Filed on March 27, 2014 by GAMCO Asset Management, Inc., Mario J. Gabelli,
Philip T. Blazek and Walter M. Schenker
File No. 1-14157

Dear Ms. Duru:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 2, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with GAMCO Asset Management, Inc. and the other participants in the solicitation (collectively “GAMCO”), and we provide the following responses on GAMCO’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

General

1.	Please include information as of the most reasonable practicable date and fill in all blanks. For example, revise to update information required by Item 5(b) of Schedule 14A.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to include information as of the most reasonable practicable date and confirms that all blanks in the Proxy Statement will be filled in prior to the filing of a definitive proxy statement by GAMCO in connection with its proxy solicitation. See pages 2, 13 and 15 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

April 11, 2014

We believe TDS is significantly undervalued..., page 6

2.
We note the reference to non-GAAP financial measures in the proxy statement. Please conform your disclosure in accordance with Regulation G and provide, wherever applicable, a reconciliation to the most comparable GAAP measure.

GAMCO acknowledges the Staff’s comment and has revised its disclosure to remove non-GAAP financial measures from the Proxy Statement. See pages 5 and 6 of the Proxy Statement.

3.
In addition to revising your disclosure as requested in our prior comment, please also clarify and disclose all material assumptions and/or facts underlying your data. For example, please disclose the material facts and/or assumptions that formed the basis for the “implied” financial metrics that are referenced on page 7. Please also supplementally provide us with support for the financial information disclosed on page 7.

GAMCO acknowledges the Staff’s comment and has removed the “implied” financial metrics from the Proxy Statement. GAMCO has disclosed all material assumptions and/or facts underlying the data presented. See pages 5 and 6 of the Proxy Statement.

4.
At the forefront of the proxy statement you disclose that the nominees have no specific plans for the company. Yet, under this heading, you indicate the participants’ belief that TDS is a “valuable business with many strategic options” (emphasis added). Please clarify your disclosure by disclosing the strategic options to which you refer. Also, if the nominees have general plans for the company which they would advocate for if elected, please revise to clearly state this. If not, please disclose under this heading that the participants have no specific or general plans with respect to the company.

GAMCO has revised the Proxy Statement to provide the requested clarifications. See page 6 of the Proxy Statement.

5.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Please revise your disclosure to characterize as your opinion the statements you make with respect to the following non-exclusive list of assertions:

•	“[w]e are concerned with the company’s poor capital allocation record...”;

GAMCO acknowledges the Staff’s comment and has removed this statement from the Proxy Statement.

April 11, 2014

•	“[w]e have concerns that TDS has not historically pursued a shareholder-friendly strategy...”; and,

GAMCO acknowledges the Staff’s comment and respectfully maintains that the statement is one clearly of belief phrased as a concern of GAMCO and is based on facts presented in the Reasons for the Solicitation section of the Proxy Statement.  GAMCO has set forth a few examples of past Board decisions that have been contrary to the best interests of shareholders and/or have had the effect of curbing shareholder rights.  These instances include a potential strategic opportunity to maximize value for shareholders that was passed by with no disclosure to shareholders or evidence of serious consideration by the Board or proper process of evaluation.  Further, in 2012, the Company retired special common shares that resulted in a common equity reclassification that created a “high-water mark” voting advantage for the Series A Common Shares at the expense of the shareholders of Common Shares. Pursuant to the Restated Certificate of Incorporation for TDS, which effected the reclassification of TDS shares during 2012, the aggregate voting power of Series A Common Shares, mostly owned by the Carlson family (whose ownership is described in more detail in the Proxy Statement), and Common Shares in matters other than the election of directors was set at approximately 56.7% and 43.3%, respectively.  GAMCO views all these instances as significant and reasonable factual support for its stated belief and concern that the Board has maintained a historic strategy that has not always been shareholder-friendly. Furthermore, GAMCO has revised the heading to state “We Have Corporate Governance Concerns.” See page 7 of the Proxy Statement.

•	“[w]e have heightened concerns that the Board lacks the objectivity necessary to act in the best interests of shareholders...”

GAMCO respectfully maintains that the referenced statement is clearly a statement of belief phrased as a concern of GAMCO that is reasonable and supported by the facts.  GAMCO notes the indisputable facts related to the composition of the Board which consists of 8 out of 12 directors who are de facto elected by the Series A Common Shares.  Based on the Company’s current public disclosure, the Series A Common Shares hold 94.8% of the voting power in the election of such 8 out of 12 directors, and 6.0% of the voting power in the election of the remaining 4 directors.  Certain members of the Carlson family some of whom serve as directors of the Company own 98.7% of the Series A Common Shares and as such effectively control the Board. In this context concerns as to whether the best interests of common shareholders are fairly considered, especially by the 8 directors elected by the Carlson family or who are members of the Carlson family are reasonable and appropriate.  The significant misbalance in the representation of the Series A shareholders and the common shareholders rightfully gives rise to concerns over the objectivity of the Board.

6.	Please disclose any plans the nominees have to acquire beneficial ownership of shares if elected to the board.

GAMCO acknowledges the Staff’s comment and has updated the Proxy Statement to disclose that, subject to market conditions and other factors, the Nominees plan to acquire beneficial ownership of shares if elected to the Board. See page 16 of the Proxy Statement.

Proposal No. 1, page 9

7.
The basis for the assertions regarding Mr. Schenker’s “vast experience in accounting, financial reporting, capital allocation and strategic transactions....” is not sufficiently apparent. Please provide further support in your materials and/or supplementally.

GAMCO acknowledges the Staff’s comment and has revised the Proxy Statement to more fully support its assertions of Mr. Schenker’s experience and qualification in the referenced statement. See page 9 of the Proxy Statement.

April 11, 2014

Further, on a supplemental basis GAMCO notes that Walter Schenker received an MBA with a major in finance from the Columbia Graduate School of Business. For the next twelve years he primarily worked as a sell side analyst for major brokerage firms, including Lehman Brothers, Drexel Burnham Lambert and Bear Stearns. His duties included in depth published analysis of company specific accounting and financial reporting, as well as assisting with investment banking transactions (which included appearing as an expert witness in a merger transaction). He subsequently worked as an analyst/portfolio manager for a number of investment firms. This included a multi-year period at M D Sass co-managing a large arbitrage fund specializing in strategic transactions (merger arbitrage). Over the past fifteen years , as an analyst/portfolio manager he has participated in hundreds of capital raises, including about 200 PIPE (private investment in public equity) transactions. He has advised multiple small companies on capital structure and financings, and has worked with private companies to raise capital. Throughout the past 40 years he has extensively analyzed corporate financial statements as his primary function as an analyst/portfolio manager. Since 1999, Walter Schenker has been the primary contact working with major accounting firms (BDO USA and Rothstein Kass), doing the audits of investment partnerships. Walter Schenker was the lead plaintiff in shareholder class actions, providing extensive financial analysis to support Wolf Popper LLP, the plaintiff’s lawyers. In 2013 he joined the Board of Directors of a public company and been active in working on issues of capital allocation and strategic transactions.

8.
You disclose that the participants are reserving the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute or additional nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute and/or additional nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

GAMCO acknowledges the Staff’s comment and confirms that should it lawfully identify or nominate substitute or additional nominees before the Annual Meeting, GAMCO will file an amended proxy statement that (1) identifies the substitute and/or additional nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal No. 3, page 12

9.
In the explanation of how the filing persons intend to vote, you disclose the “highly dilutive” impact the participants believe would result from the reservation of an additional 5 million shares for issuance under the company’s long term incentive plan. Please explain the basis for the conclusion that any such issuance would be “highly” dilutive. Please also provide context to your statement and disclose the percentage represented by the 5 million shares given the total number of common shares currently outstanding.

GAMCO acknowledges the Staff’s comment and offers the following explanation for the conclusion that the issuance of an additional 5 million shares would be “highly” dilutive.

According to the “Securities Authorized for Issuance Under Equity Compensation Plans” section in the Company’s 2014 Revised Proxy Statement filed with the SEC on March 26, 2014, as of December 31, 2013 TDS had 9,674,783 Common Shares subject to outstanding awards and 2,696,653 Common Shares available for future issuance under existing plans. TDS is requesting shareholders approve an additional 5,000,000 Common Shares (4.92% of the current outstanding Common Shares) for issuance under TDS’ 2011 Incentive Plan. Calculating dilution utilizing a basic shares outstanding calculation1 leads to total dilution of 17.10% for Common Shareholders if the amended 2011 Incentive Plan is approved.  GAMCO does not believe that highly dilutive stock option plans are in the best interest of shareholders.

Furthermore, GAMCO has removed the “highly dilutive” characterization of the impact of the reservation of an additional 5 million shares under the Company’s 2011 Incentive Plan from the Proxy Statement.

1 Calculation methodology: Shares subject to outstanding awards + Shares available under existing plans + New Share Request/Basic Common Shares Outstanding.

April 11, 2014

Solicitation of Proxies, page 17

10.
We note that you plan on soliciting requests in person, telephone, email, the Internet, mail and facsimile. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

GAMCO acknowledges the Staff’s comment and confirms its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting requests must be filed under the cover of Schedule 14A on the date of first use.

11.
Further to our comment above. Please inform us of whether you also plan to solicit requests via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

GAMCO acknowledges the Staff’s comment and hereby confirms that it does not plan to solicit proxies via Internet chat rooms.

*            *     *     *     *

In connection with responding to the Staff’s comments, a certificate signed by each of the participants containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by the undersigned on March 27, 2014, each of the undersigned acknowledges the following:

•	Each of the undersigned is responsible for the adequacy and accuracy of the disclosure pertaining to him/it in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The undersigned may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

GAMCO ASSET MANAGEMENT INC.

By:	/s/ David Goldman
	Name:	David Goldman
	Title:	General Counsel of GAMCO Asset Management Inc.

/s/ Mario J. Gabelli
MARIO J. GABELLI

/s/ Philip T. Blazek
PHILIP T. BLAZEK

/s/ Walter M. Schenker
WALTER M. SCHENKER